Law Offices of
Dieterich & Associates
11835 W. Olympic Boulevard
Suite 1235E
Christopher Dieterich	Los Angeles, California 90064	Of Counsel
Mike Khalilpour	(310) 312-6888	J. John Combs
Bryon Y. Chung	FAX (310) 312-6680
venturelaw@gmail.com

January 30, 2015

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Regal One Corporation
Preliminary Proxy Statement
Filed January 9, 2015

Dear Commission:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management on January 29, 2015, relating to the Preliminary Proxy Statement filed on January 9, 2015 on behalf of Regal One Corporation (“Regal One”). For convenience of reference, the comments of the staff have been reproduced herein in summary form and marked pages to show the revisions to the disclosure in the Preliminary Proxy Statement in response to the Staff’s comments are attached.

1.	Please supplementally provide information on the structure of the private funds.

RESPONSE: The Capital Point Partners Fund financial statements are combined financial statements of three entities which make up the fund as described in Note A of the audited financial statements. These three entities are Capital Point Partners, LP, Capital Point Partners, Inc. & Capital Point Partners AIV, LP. Capital Point Partners, LP was formed to hold the mezzanine debt investments in portfolio companies. Capital Point Partners, Inc. was formed to hold the common stock investments in portfolio companies. Capital Point Partners AIV, LP was formed to hold all other equity positions in portfolio companies including membership interests, limited partnership interests & preferred stock investments. Capital Point Partners, Inc. fully exited its last investment in 2013 and no longer holds any assets.

Capital Point Partners II, LP is structured as a stand-alone entity to hold all debt and equity investments of the fund.

2.	Supplementally provide information regarding the assets held by Capital Point Partners AIV, LP.

RESPONSE: The only asset held today by Capital Point Partners AIV, LP is a controlling membership interest in Integrated Medical Partners, LLC.

3.	Please supplementally advise the staff whether Regal One will qualify as a “RIC” following closing of the transactions. .

RESPONSE: While Regal One will not qualify as a “RIC” immediately following the closing of the transactions, we intend to meet all qualifying tests by the end of the first quarter of 2015 and apply for “RIC” status for 2015.

4.	Please revise the Unaudited Pro Forma Information to identify each “Control Investment” and include an “adjustment column.”

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

5.	Please supplementally confirm that Regal One, or its successor (the “Company”) will comply with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) applicable to a business development company.

RESPONSE: The Company acknowledges that as a business development company that it is subject to Sections 54 through 65 of the 1940 Act, which were added specifically to regulate business development companies, as well as Sections 1, 2, 3, 4, 5, 6, 9, 10(f), 15(a), (c), and (f), 16(b), 17(f) through (j), 19(a), 20(b), 32(a) and (c), 33 through 47, and 49 through 53 of this of the 1940 Act as if it were a registered closed-end investment company. Following closing of the transactions with Capital Point Partners, LP and Capital Point Partners II, LP, (i) as required by Section 55(a) of the 1940 Act, at least 70 percent of the Company’s investments will be in eligible assets, (ii) the Company will offer to make available to portfolio companies significant managerial assistance and (iii) the Company will comply with other provisions of the 1940 Act that are applicable to business development companies.

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6.	Discussion of financial statements of Capital Point Partners, LP and Capital Point Partners II, LP (each a “Partnership” and collectively, the “Partnerships”) required to be included in the proxy statement.

RESPONSE: As required by the applicable provisions of Regulation S-X the most recent draft of the Proxy Statement includes audited financial statements for each Partnership for the fiscal years ended December 31, 2013 and 2012 and unaudited financial statements for the nine months ended September 30, 2014. Per our conversation with the staff, assuming that the Proxy Statement is mailed to shareholders prior to February 14th, 2015, Regulation S-X does not require that the financial statements of the Partnership be updated to include audited financial statements for the fiscal year ended December 31st, 2014.

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7.	Please supplementally confirm that the common stock of the Company will be voted on a “pass through” basis by the partners in the Partnerships.

RESPONSE: We confirm that the general partners of the Partnerships have undertaken to cause the common stock of the Company held by the Partnerships following the closing of the transactions to be voted on a “pass through” basis by the partners in the Partnerships.

The undersigned hereby acknowledges that (i) Regal One is responsible for the adequacy of the disclosure in the filings on Schedule 14A, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing and (iii) Regal One may not assert staff comments as a defense in any proceeding initiated by the commission or any person under federal securities laws of the United States.

Respectfully submitted,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich
Counsel to Regal One Corporation

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